K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

February 6, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LKCM Funds
File Nos. 033-75116; 811-08352
Post-Effective Amendment No. 50

Dear Sir or Madam:

Transmitted herewith for filing on behalf of LKCM Funds (the “Registrant”), pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Rule 485(a) thereunder, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder, is Post-Effective Amendment No. 50 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) registering a new series of the Registrant, the LKCM International Equity Fund (the “Fund”). This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Registrant.

The Registrant has elected that this filing become automatically effective May 1, 2019 pursuant to Rule 485(a)(2) under the 1933 Act. If you have any questions or comments concerning the foregoing, please call me at (202) 778-9015.

Very truly yours,

/s/ Kathy K. Ingber

Kathy K. Ingber

Attachments

cc:	Jacob Smith
Luther King Capital Management Corporation